UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 15, 2017 titled “GeoPark Announces 2018 Work Program and Investment Guidelines”

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2018 WORK PROGRAM AND INVESTMENT GUIDELINES

GROWING WITHIN CASH FLOW:

EFFICIENT $100-110 MILLION PLAN TARGETS 15-20% PRODUCTION INCREASE

Bogota, Colombia – November 15, 2017 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced its work program and investment guidelines for 2018. (All figures are expressed in US Dollars).

A conference call to discuss Third Quarter 2017 financial results and the 2018 work program and investment guidelines will be held on November 16, 2017 at 10:00 a.m. Eastern Standard Time.

2018: Continued production growth fully funded with operating cash flow

GeoPark has approved a self-funded, risk-balanced work program for 2018 that will increase production by an estimated 15-20% and boost operating cash flows. The Company screened over 100 different projects proposed by its five country business units and selected the top 50 projects (30+ new wells) based on key technical, economic and strategic criteria.

The main focus of the work program will be to increase production and develop the potential of the large Tigana/Jacana oil play in Colombia with a 20+ well drilling campaign in Llanos 34 block (GeoPark operated, 45% WI). The program includes construction of a new flowline and facilities to continue reducing operating and transportation costs. These represent low-cost, low-risk, quick cash flow generating projects with high expected economic returns.

Additional exploration drilling will be carried out in Colombia, Brazil and Argentina during 2018.

James F. Park, Chief Executive Officer of GeoPark, said: “With a focused and capital-efficient plan, GeoPark - as we are doing in 2017 - will produce, develop, and explore our assets and meaningfully grow our business in 2018 all funded by our own generated cashflow; with enough firepower set aside for new attractive acquisition opportunities. We believe this is the right formula for an E&P company to achieve enduring success in today’s world. Our team is ready and excited about our upcoming work program targeted to extend our 15- year track-record of production and reserve growth - and adaptable to succeed in whatever oil price scenarios prevail.”

OUTLOOK

GeoPark’s 2018 work program is described below and underscores the high quality of the Company’s assets as well as its strong financial position.

2018 work program ($50-55 Brent): 15-20% production growth

•	Production target: 2018 average production of 31,500-32,500 boepd representing a 15-20% increase over 2017 average production, and 2018 exit production targeted at 34,000+ boepd.

•	Capital expenditure program: $100-110 million fully-funded by cash flow from operations, to be allocated as follows:

•	Colombia - $85-90 million: Focused on continuing the development and appraisal of the Tigana/Jacana oil play and targeting new exploration prospects in Llanos 34 block. The work program in Colombia includes:

- 18-19 development and appraisal wells and 2-3 exploration wells in Llanos 34 block

- 1 exploration well in Tiple Exploration Acreage (GeoPark operated, 85% WI)

- 2 exploration wells in Llanos 32 block (GeoPark non-operated, 12.5% WI)

- Construction of a new 30-km flowline and additional facilities to support production growth and continue reducing operating and transportation costs

•	Argentina - $5-8 million: Focused on continued exploration drilling in the Neuquen Basin with one exploration well in CN-V block (GeoPark operated, 50% WI) and six gross exploration wells in Sierra del Nevado and Puelen blocks (GeoPark non-operated, 18% WI).

•	Peru - $6-9 million: Focused on environmental impact studies and preliminary engineering works and facilities in the Morona block (GeoPark operated, 75% WI), with the goal of putting the field into production by the end of 2019.

•	Brazil - $3-4 million: Focused on exploration drilling in the Reconcavo and Potiguar onshore blocks (GeoPark operated, 70-100% WI). The work program includes two shallow exploration wells and seismic studies.

•	Chile - $1-2 million: Focused on continuing business optimization, plus environmental and unconventional studies in the Fell block (GeoPark operated, 100% WI).

Adjustments to oil price scenarios

The 2018 work program is fully funded by operational cash flows and can be adapted to provide production growth under different oil price scenarios.

•	Above $60/bbl Brent oil price: Capital expenditures can be increased to $120-150 million by adding incremental projects, targeting production growth of 20-25%.

•	Below $50/bbl Brent oil price: Capital expenditures can be reduced to $50-90 million – focusing on lowest-risk projects that produce the fastest cash flow, targeting production growth of 5-10%.

GeoPark currently has commodity risk management contracts in place covering 35-50% of its production for 1H2018. GeoPark monitors market conditions on a continuing basis and may enter into new commodity risk management contracts to secure minimum oil prices for its 2018 production and beyond.

Estimated operating netbacks

•	Consolidated operating netback per boe: Defined as net revenue minus operating costs, royalties and selling expenses, is estimated to be approximately $20-24/boe with a $50-55 Brent oil price, approximately $25-29/boe with a $60-65 Brent oil price, and approximately $16-20/boe with a $45-50 Brent oil price.

CONFERENCE CALL INFORMATION

GeoPark will host its Third Quarter 2017 Financial Results conference call and webcast on Thursday, November 16, 2017, at 10:00 a.m. Eastern Standard Time.

Chief Executive Officer, James F. Park, Chief Financial Officer, Andres Ocampo, and Chief Operating Officer, Augusto Zubillaga will discuss GeoPark's financial results for 3Q2017 and work program and investment guidelines for 2018, with a question and answer session immediately following.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 99494005

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080 Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe sales volumes

Bbl	Barrel

Boe	Barrels of oil equivalent
Boepd	Barrels of oil equivalent per day
Bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operation Contract)
D&M	DeGolyer and MacNaughton
F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital
“High price” royalty	An additional royalty incurred in Colombia when each oil field exceeds 5 mmbbl of cumulative production and is determined by a combination of API gravity and WTI oil prices
Mboe	Thousand barrels of oil equivalent
Mmbo	Million barrels of oil
Mmboe	Million barrels of oil equivalent
Mcfpd	Thousand cubic feet per day
Mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Operating netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe sales volumes. Operating netback is equivalent to adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2017 and/or 2018 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: November 16, 2017